Filed by AIR Holdings Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: AIR Limited

Cantor Equity Partners III, Inc. Commission File No. 001-42716

Date: April 3, 2026

As previously disclosed, on November 7, 2025, Cantor Equity Partners III, Inc. (“CAEP”), a Cayman Islands exempted company, and AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”).

On April 2, 2026, 2Firsts published the following article, which includes statements attributed to Stuart Brazier, Chief Executive Officer of AIR. The article is reproduced below.

Can hookah go institutional? A hookah company seeking to go public makes its case with capital, technology and regulation

Apr.02

Firsts explored whether hookah can evolve into a more mature and governable category by interviewing Dubai-based hookah company AIR. AIR argues that strong margins, OOKA’s closed-system model and the prospect of differentiated regulation could support that shift. The larger question is whether this is simply AIR’s capital-markets narrative, or an early sign that competition, regulation and category boundaries in hookah are beginning to change.

Key Points

•
Market size: Multiple studies suggest hookah-related markets are already worth several billion dollars globally, though forecasts vary widely by scope and methodology; despite those differences, they point to continued expansion.

•
Listing test: AIR is pursuing a public listing through a SPAC deal and is trying to recast hookah as a more mature consumer category.

•
OOKA pivot: AIR argues that OOKA’s charcoal-free, closed-system model could reshape how hookah is consumed and commercialized.

•
Regulatory gap: AIR says heated hookah may eventually be treated differently from charcoal-based formats, but that case has not been accepted by regulators.

•
Industry signal: The bigger question is whether this is only AIR’s capital-markets narrative, or an early sign of change across the hookah trade.

2Firsts

April 2, 2026

Hookah has long occupied an unusual place in the global nicotine and tobacco economy: culturally entrenched, commercially meaningful, yet too fragmented to sit comfortably within formal capital markets, standardized governance frameworks or clearly differentiated regulatory systems.

Recent market studies put hookah-related markets in the multi-billion-dollar range globally, even if estimates vary widely depending on scope and methodology. Business Research Insights estimates the broader tobacco-and-hookah market at about $4.82 billion in 2026, rising to $13.67 billion by 2035, while Verified Market Research estimates the more narrowly defined hookah shisha tobacco market at about $2.02 billion in 2024, rising to $3.00 billion by 2032. Despite those differences in scope, both point to the same underlying trend: the market is still expanding, driven by social consumption, flavor innovation and regional demand, even as it remains constrained by tighter regulation and persistent health concerns.

That is why the category is drawing closer attention from investors, regulators and industry players alike.

To examine whether waterpipe is beginning to move beyond that fragmented tradition, 2Firsts interviewed Stuart Brazier, chief executive of Advanced Inhalation Rituals (AIR), which is seeking to enter public markets through a SPAC transaction with Cantor Equity Partners III. Through that move, AIR is asking investors to read hookah not as a niche trade, but as a scalable, profitable and increasingly formalized consumer category.

Its case rests on four pillars:

● Strong margins and cash generation in the core business;

● A device platform, OOKA, that could change where and how hookah is consumed;

● A belief that heated hookah may eventually be treated differently from charcoal-based formats;

● A broader ambition that reaches beyond traditional hookah.

Some parts of that case are supported by disclosed figures and identifiable products. The broader category argument, however, will require more evidence and wider validation before it can be fully established.

A Public-Markets Test for a Fragmented Trade

A 40 percent adjusted EBITDA margin helps explain why AIR believes hookah can be presented to public-market investors as something more than a fragmented trade.

Brazier rejected the idea of waterpipe as a “niche, fragmented cottage industry,” pointing instead to AIR’s economics. The company said its core business delivered an adjusted EBITDA margin of about 40 percent in 2024, alongside more than 115 percent net operating cash conversion. If those numbers prove durable, they help explain why AIR believes hookah deserves to be read differently from the way investors have traditionally treated it.

In Brazier’s account, hookah is also often misread when compared with cigarettes: it is social and intermittent rather than daily, and even regular users average no more than two sessions a week. That framing is central to AIR’s argument. A product associated with ritual, hospitality and intermittent use invites a different commercial conversation from one tied to habitual daily consumption.

The SPAC deal fits into that broader effort. AIR said access to public markets would provide permanent capital, acquisition currency, institutional credibility and greater flexibility to accelerate partnerships, expansion and product rollout, especially in the United States, which it identified as a priority market.

The harder question is whether this amounts to a category shift or simply a company-level repositioning exercise. AIR is clearly presenting hookah in terms that public markets understand: margins, cash conversion, platform economics and scale. But some of its wider claims still rest on narrower foundations. Its assertion that the company is larger than its next four competitors combined is based on internal estimates. Its suggestion that Western markets are growing is important to the story, but not fully developed in the interview.

The question, then, is whether investors read that story as evidence of category change, or simply as evidence that one company has learned to package a fragmented trade for public markets.

OOKA and the Push to Redraw Consumption Boundaries

OOKA is AIR’s charcoal-free electronic hookah platform, built around a proprietary device-and-pod system that replaces much of the charcoal, setup and cleanup associated with traditional waterpipe use. In AIR’s public-markets and regulatory argument, it is more than a product launch: it is the company’s main attempt to make hookah more standardized, more portable and more legible to both investors and regulators.

OOKA matters less as a new device than as AIR’s attempt to remove some of the constraints that have long limited hookah’s reach.

A custom kit shown on OOKA’s U.S. website. According to the page, the minimum kit includes one device and two packs of pods (four pods total), with pod options including Tobacco, Tea and CBD. The image also shows additional pod packs and other optional accessories.｜ Image source: OOKA U.S. website, screenshot taken by 2Firsts on April 2, 2026.

Traditional waterpipe use comes with friction: charcoal, preparation time, venue restrictions and cleanup. AIR argues that OOKA strips out enough of that burden to move hookah into settings less compatible with burning charcoal, including indoor or more controlled environments. If that holds at scale, OOKA would do more than make hookah more convenient; it would change the conditions under which hookah can be sold and consumed.

This is a broader claim than product improvement alone. It suggests hookah could move from a format constrained by ritual and infrastructure into one that is more standardized, easier to distribute and potentially acceptable across a wider range of venues.

AIR insists this does not hollow out the category’s cultural core. In Brazier’s framing, users value the social ritual — gathering, conversation and shared flavor — more than charcoal preparation itself. If Brazier is right, technology could expand hookah by creating new occasions, new user groups and new commercial settings. If he is not, OOKA may prove to be a premium add-on rather than a tool that materially reshapes the market.

AIR said it has invested more than $115 million in innovation. The figure matters not only because of its size, but because of what it suggests about the company’s strategy. High margins in the legacy business give AIR room to finance a closed-system bet in a category that has historically been open, ritualized and hard to standardize.

Germany offers AIR an early example of where that logic may work, since venue and regulatory constraints can make charcoal-free formats easier to justify commercially. Whether that experience travels across markets remains uncertain. What is clearer is the model AIR is trying to build.

Its proprietary pod-and-device system is meant to do more than keep users inside one ecosystem. AIR said OOKA pods work only in its own devices, creating an IP-protected setup. That shifts part of hookah from an open trade toward a business with tighter repeat economics, higher switching friction and stronger defensive barriers. The device is one piece of the strategy. The larger move is the effort to turn part of waterpipe into a more controlled commercial architecture.

Science, Regulation and the Unanswered Questions

Regulation remains the unresolved variable in AIR’s story.

The company argues that heated hookah should be understood differently from charcoal-based formats. It describes OOKA as a heat-not-burn, closed-system product with controlled dosing and heating behavior, and cites a peer-reviewed paper published in December 2025 to support claims of reduced toxicants and pollutants in controlled settings compared with charcoal-heated waterpipe use.

The paper is the clearest support AIR offers for its differentiation argument. It is not the same as regulatory acceptance of that argument.

AIR itself acknowledged that policy moves more slowly than innovation, requiring evidence, peer review, consultation and political acceptance. That is more than a procedural caveat. It identifies the central risk in the company’s narrative. AIR may be positioning itself for a world of more risk-proportionate regulation, but it cannot yet show that regulators will adopt its preferred framing, or when.

If regulators eventually treat OOKA as meaningfully different from charcoal-based hookah, the platform gains more than a technological edge. It gains a compliance story that could deepen barriers to entry. If they do not, much of AIR’s premium thesis falls back on more conventional strengths: brand equity, distribution, product design, capital access and control over a proprietary ecosystem.

AIR appears to be preparing for that outcome as well. It pointed to Al Fakher, its flagship hookah brand, as a source of enduring strength in distribution, supply chain, marketing and consumer trust. The company also cited an industry assessment that it said gave it more than 60 percent share of the U.S. market. As presented, that remains attributed company evidence rather than an independently verified market fact.

AIR has established a differentiation thesis, not regulatory acceptance of it. That gap sits at the center of the investment case.

From Hookah Company to Inhalation Platform?

At the edge of AIR’s story sits a larger identity shift: whether a company rooted in hookah can credibly position itself as something broader. Brazier described AIR not simply as a tobacco business with devices attached, but as a “lifestyle tech company” built around “social inhalation rituals,” pushing the business away from a traditional hookah identity and toward something closer to a wider inhalation platform.

There is at least some product evidence behind that ambition. AIR said its innovation efforts extend beyond OOKA to premium vapes, nicotine pouches and VÂNT, which is marketed on its website as a nicotine- and tobacco-free “advanced inhalation system,” with pod-based experiences such as Boost, Focus, Zen and Dream. Taken together, those products suggest AIR is testing a broader inhalation thesis. They do not, on current materials, establish a proven second growth engine outside the company’s traditional core.

VÂNT is more useful here as evidence of strategic direction than as proof of commercial scale.

What That Could Mean for the Trade

That matters beyond one company. If AIR’s logic holds, hookah may no longer be led primarily by businesses that simply participate in a fragmented trade. It may increasingly favor companies able to combine brands with devices, pods, IP protection, regulatory science and access to capital. In that scenario, the category would begin to reward platform builders rather than just product suppliers.

AIR has not proved that transition. But it has helped frame the question more clearly than most: whether hookah can move from a culturally rooted, commercially fragmented trade into a category that is more governable, more scalable and more legible to investors, regulators and the wider industry.

That is the larger test now facing the trade itself, not just AIR.

***

Background Information on AIR’s Business Combination

On Nov. 7, 2025, AIR and CAEP, a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the “Proposed Business Combination”) that, upon closing, will result in the combined company AIR Global PLC (“AIR Global”) becoming publicly listed on the Nasdaq in the United States under the ticker symbol “AIIR.”

The transaction is expected to be completed in the first half of 2026, subject to regulatory approvals and other customary conditions.

Additional information about the Proposed Business Combination, including a copy of the Business Combination Agreement, are available in a Current Report on Form 8-K filed by CAEP with the SEC and available at www.sec.gov.

About AIR

Launched in 1999 and headquartered in Dubai, AIR is a global innovation leader in social inhalation, with a multinational presence in over 90 markets worldwide. Its portfolio of companies and assets includes Al Fakher, the world’s leading hookah brand; Hookah.com, North America’s number one B2B e-commerce platform for hookah and shisha by market share; and OOKA, a highly innovative charcoal-free shisha device, among others. AIR’s science program, conducted in partnership with independent accredited laboratories, enables the development of innovative products that combine centuries of tradition with cutting-edge technology to minimize harm and maximize enjoyment for millions around the world.

For more information, please visit https://air.global/.

Forward-Looking Statements

This article contains “forward-looking statements,” within the meaning of U.S. federal securities laws. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements contained in this article that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the anticipated timing and completion of the Proposed Business Combination; AIR Global’s proposed Nasdaq listing; the ability to satisfy closing conditions, obtain required shareholder and regulatory approvals, and meet applicable listing standards; the expected structure of the Proposed Business Combination and potential adjustments thereto; anticipated benefits of the Proposed Business Combination to AIR, CAEP and AIR Global; AIR’s growth strategy, market expansion plans, product innovation pipeline and commercialization efforts (including with respect to OOKA and other new technologies); partnerships and go-to-market initiatives; and market size, share and adoption trends. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause AIR Global’s or AIR’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this article, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination (including as a result of a termination of the Business Combination Agreement and/or any related agreements between the relevant parties); the outcome of any legal proceedings that may be instituted against AIR Global, CAEP or AIR, any of their subsidiaries or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain the necessary shareholder approvals or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; the decision by the SEC to deem effective the F-4; the ability to meet the Nasdaq Stock Market listing standards upon closing of the Proposed Business Combination and admission of AIR Global for trading on the Nasdaq Stock Market; the risk that the Proposed Business Combination disrupts current plans and operations of AIR as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of AIR to grow, retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; and other risks and uncertainties expected to be set forth in the F-4. Forward-looking statements are inherently subject to risks and uncertainties, many of which AIR, CAEP and AIR Global cannot predict with accuracy and some of which neither AIR, CAEP nor AIR Global might even anticipate. The forward-looking statements contained in this article speak only as of the date of this release. Readers are cautioned not to put undue reliance on forward-looking statements, and AIR, CAEP and AIR Global do not assume any obligation to and do not intend to publicly update any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or AIR Global or any other person that the events or circumstances described in such statement are material.

No assurances can be made that the parties will successfully close the Proposed Business Combination or close the Proposed Business Combination on the timeframe currently contemplated. The Proposed Business Combination is subject to the filing with the SEC, and effectiveness, of the F-4, as well as other regulatory approvals and customary conditions to closing.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025, CAEP’s Quarterly Reports on Form 10-Q, CAEP’s Annual Report on Form 10-K and the F-4 filed by AIR Global and AIR and the proxy statement/prospectus contained therein, and other documents filed by CAEP and AIR Global from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that CAEP, AIR and AIR Global do not presently know or that CAEP, AIR and AIR Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Important Information for Investors and Shareholders

AIR Global and AIR filed an F-4 registration statement with the SEC on March [27], 2026 (the “F-4”), which contains a preliminary proxy statement of CAEP and a prospectus of AIR Global in connection with the Proposed Business Combination. The definitive proxy statement and other relevant documents will be mailed to shareholders of CAEP as of a record date to be established for voting on the Proposed Business Combination. SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH CAEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CAEP, AIR, AIR GLOBAL AND THE PROPOSED BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the F-4 and the final proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022, email: CantorEquityPartners@cantor.com and to AIR Global, Festival Office Tower, Dubai Festival City, 7th Floor, Dubai, United Arab Emirates, email: investor@air.global.

Participants in the Solicitation

CAEP, AIR, AIR Global and their respective directors and executive officers and certain of their shareholders may be deemed under SEC rules to be participants in the solicitation of proxies of CAEP shareholders in connection with the Proposed Business Combination. A list of the names of such persons, and information regarding their interests in the Proposed Business Combination and their ownership of CAEP’s securities are contained in the F-4 as well as CAEP’s filings with the SEC, including CAEP’s prospectus filed on June 26, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CAEP’s shareholders in connection with the Proposed Business Combination, including the names and interests of CAEP’s, AIR Global’s and AIR’s directors and executive officers, are set forth in the preliminary proxy statement/prospectus contained in the F-4. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This article and the information contained herein are for informational purposes only and shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Business Combination or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Use of Non-IFRS Financial Measures

This article includes Adjusted EBITDA Margin, which is a financial measure not presented in accordance with the International Financial Reporting Standards as promulgated by the International Standards Accounting Board (“IFRS”) and may be different from Adjusted EBITDA Margin used by other companies. AIR defines Adjusted EBITDA Margin as earnings before interest, taxes, depreciation, and amortization and share of net profit/loss of investments accounted for using the equity method, further adjusted to exclude items such as non-recurring expenses, share-based compensations and other non-operational items. The most directly comparable IFRS measure is profit for the year.

AIR believes that Adjusted EBITDA Margin is a useful measure as it allows investors and management to evaluate AIR's operating performance on a consistent basis, excluding the impact of non-operational, non-cash, or one-time items that may obscure underlying trends. It facilitates comparison across periods and with peer companies, regardless of differences in capital structure, tax jurisdictions, or accounting policies. In addition, AIR's management uses Adjusted EBITDA Margin to evaluate operating performance and to inform budgeting and forecasting.

Adjusted EBITDA Margin is not a presentation made in accordance with IFRS, and AIR's use of the term Adjusted EBITDA Margin may vary from others in its industry. Adjusted EBITDA Margin is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to AIR, many of which present related performance measures when reporting their results. Adjusted EBITDA Margin is used by different companies for differing purposes and is often calculated in different ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA Margin as reported by AIR to Adjusted EBITDA Margin as reported by other companies.

Adjusted EBITDA Margin has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of AIR's results as reported under IFRS. Some of these limitations include that Adjusted EBITDA Margin does not reflect cash expenditures or future requirements for capital investments or contractual commitments; does not reflect changes in, or cash requirements for, working capital needs; does not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments on debt; does not reflect any cash income taxes that AIR may be required to pay; and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA Margin does not reflect any cash requirements that would be required to make such replacements. In addition, other companies in AIR's industry may calculate this measure differently, limiting its usefulness as a comparative measure, and the adjustments made in calculating Adjusted EBITDA Margin are those that management considers to be not representative of AIR's core operations and, therefore, are subjective in nature.

The following table presents a reconciliation of profit for the year to Adjusted EBITDA Margin for the years ended December 31, 2025 and 2024:

For the year ended December 31, 2024
($ thousands, except percentages)
Profit for the year	34,086
Add / (subtract)
Taxation	22,924
Share of net loss of investments accounted for using the equity method	—
Finance costs	38,333
Finance income	(4,315
Depreciation – property, plant and equipment	5,015
Depreciation – right-of-use assets	3,386
Amortization	9,247
Share based compensations (i)	6,344
Corporate restructuring (ii)	6,305
Significant provisions, write offs and associated legal costs (iii)	3,372
Impairment losses on intangible assets (iv)	881
Expenses of discontinued entities (v)	633
Inventory charge driven by exceptional regulatory change (vi)	1,305
Public company readiness cost (vii)	1,624
Extra-ordinary supply chain costs (viii)	408
Adjusted EBITDA	129,548
Revenue	376,638
Profit for the year divided by revenue	9.1
Adjusted EBITDA Margin	34.4

___________________________

i.
During the period, AIR and its subsidiaries (together referred to as the “Group”) recognized share-based expenses mainly in relation to the Milestone Incentive Plan (“Milestone”), and the Retention Award, both being equity-settled share-based compensation arrangements established for senior executives in connection with a listing event and the period following.
ii.
AIR continued its comprehensive program of corporate restructuring initiatives across key markets, including KSA, the UAE, and the USA. These actions include restructuring key operating units,

realigning reporting lines, simplifying the organizational structure, and strengthening the overall control environment.
iii.
Current year amounts include costs relating to provision of old stock no longer relevant to the Group, plus provision for future destruction of devices following a strategic decision on product direction. In the year ended December 31, 2024 these included a one-time write-off in the UAE relating to historical input VAT that was deemed non-recoverable. This also includes a write-off of dividend receivable from a subsidiary in the year ended December 31, 2024.
iv.
The Group recorded an impairment of brand which was discontinued during the year ended December 31, 2024.
v.
In the year ended December 31, 2024, one-off costs arising from the expenses from operations of certain entities in Jordan, Turkey, and the United States that were divested.
vi.
In the year ended December 31, 2024, regulatory changes during the period resulted in certain inventory items becoming unusable and were written down accordingly.
vii.
Non-recurring costs (albeit across multiple periods) directly related to public company readiness activities.
viii.
One-off logistics and transportation costs in the year ended December 31, 2024 arising from temporary supply chain adjustments driven by the shift from Jeddah port to Dammam port in response to deteriorating geopolitical situation.

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